UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) held its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders on April 19, 2023. The Company’s shareholders approved and adopted all matters submitted to them, which are described in the convening notice attached as Exhibit 99.1 to the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on March 14, 2023.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
	Name:	Patricio Pablo Rojo
	Title:	General Counsel

Date: April 19, 2023